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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 12b-25

                          Notification Of Late Filing
                                      of
              Form 10-KSB for Fiscal Year Ended December 31, 1999

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                        Commission File Number 1-11860
                        ------------------------------



Part I.  REGISTRANT INFORMATION.

                           FOCUS ENHANCEMENTS, INC.
                (Name of Small Business Issuer in its Charter)
              Delaware                                  04-3186320
       (State or Other Jurisdiction of               (I.R.S. Employer
       Incorporation or Organization)                 Identification No.)

                              600 RESEARCH DRIVE
                        WILMINGTON, MASSACHUSETTS 01887
                   (Address of Principal Executive Offices)
                                (978) 388-5888
               (Issuer's Telephone Number, Including Area Code)
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Part II. RULES 12B-25(B) AND (C).

The registrant hereby seeks relief under Rule 12b-25(b) and in support thereof states that:

     (a) The reasons for the late filing of the subject report that are described in Part III of this form could not be eliminated without unreasonable effort or expense; and

     (b) The subject Annual Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the due date.

Part III. NARRATIVE.

     FOCUS Enhancements, Inc. (the "Company") is unable to meet its filing requirement for the Form 10-KSB for the year ended December 31, 1999, without unreasonable effort or expense. The Company has been informed by its independent auditors that additional time is needed to complete the audit, the results of which will form the basis for the Company's Form 10-KSB and the financial disclosure to be contained therein. Additional time is required for the auditors to obtain from the Company and analyze additional financial data and information that are necessary to confirm and support the Company's financial statements and related financial disclosures as of and for the year ended December 31, 1999 and to review management's business plans for 2000. The additional data and information relate principally to the Company's inventory valuation.

     The Company experienced significant delays completing its year-end audit principally as a result of a Board of Directors-initiated review of financial control issues. The review not only required the assistance of an additional law firm and an additional accounting firm, but also adversely affected the Company's human resources. In February and March, the Company temporarily lost key personnel who were responsible for financial reporting functions in an effort to maintain a sterile environment for the review process. This review and the temporary loss of personnel delayed the company's ability to finalize its 1999 financial statements and related financial disclosures

Part IV. OTHER INFORMATION.

     (1) Name and telephone number of person to contact in regard to this notification:

         Christopher P. Ricci  (978) 988-5888
         (Name)                (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?

         (X) Yes                                       ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report?

         (X) Yes (see explanation below)           ( ) No

     If so, attach explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     In fiscal year 1998, the Company had a loss $0.78 per share. In fiscal year 1999, the Company expects that the loss will be significantly less and is anticipated that the loss will be approximately $0.06 per share.

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     Focus Enhancements, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 29, 2000         By /s/ WILLIAM COLDRICK
                                 --------------------
                                    William Coldrick
                                    Vice Chairman of the Board

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                               AUDITOR'S LETTER


Wolf & Company, P.C.
One International Place
Boston, MA 02109

                                              March 29, 2000

Securities and Exchange Commission
450 Fifth Street, N.S.
Washington, D.C.  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities and Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Focus Enhancements, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 1999 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1999 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing as we are still in the process of obtaining and analyzing evidential matter pertaining to valuation of the Registrant's inventory and management's business plans for the fiscal year ending December 31, 2000. Therefore, we have not yet had sufficient time to complete the auditing procedure which we consider necessary in these circumstances.

Very truly yours,


/s/ Wolf & Company, P.C.